Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

September 30, 2018

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2018	2017	2018	2017

Revenue	4	$246,536	$246,944	$833,871	$688,078
Cost of sales	5	(181,027)	(197,774)	(589,518)	(581,010)
Gross margin		65,509	49,170	244,353	107,068

Operating expenses	6	(62,590)	(74,465)	(148,954)	(150,760)
Corporate administration expenses		(5,818)	(4,099)	(18,083)	(14,253)
Other income		4,428	4,013	4,762	5,327
Income (loss) before finance items and taxes		1,529	(25,381)	82,078	(52,618)

Finance items
Finance income	7	38,644	39,074	118,934	118,458
Finance costs	7	(9,509)	(37,072)	(50,311)	(122,075)
		29,135	2,002	68,623	(3,617)
Income (loss) from operations before taxes		$30,664	$(23,379)	$150,701	$(56,235)

Income and other taxes		(15,510)	71,061	148,603	133,238
Income for the period		$15,154	$47,682	$299,304	$77,003

Attributable to owners of Turquoise Hill Resources Ltd.		53,169	65,345	310,156	130,159
Attributable to owner of non-controlling interest		(38,015)	(17,663)	(10,852)	(53,156)
Income for the period		$15,154	$47,682	$299,304	$77,003

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	18	$0.03	$0.03	$0.15	$0.06

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314	2,012,314	2,012,314

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Income for the period	$15,154	$47,682	$299,304	$77,003

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(1,111)	983	(3,409)	1,822

Items that have been reclassified to income:
Gain on revaluation of marketable securities transferred to the statement of income	-	-	-	(39)
Other comprehensive income (loss) for the period (a)	$(1,111)	$983	$(3,409)	$1,783

Total comprehensive income for the period	$14,043	$48,665	$295,895	$78,786

Attributable to owners of Turquoise Hill	52,058	66,328	306,747	131,942
Attributable to owner of non-controlling interest	(38,015)	(17,663)	(10,852)	(53,156)
Total comprehensive income for the period	$14,043	$48,665	$295,895	$78,786

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2018 (2017: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2018	2017	2018	2017

Cash generated from operating activities before interest and tax	17	$52,548	$94,715	$216,875	$234,659

Interest received		24,196	15,982	64,164	42,656
Interest paid		(77)	(494)	(130,884)	(120,311)
Income and other taxes paid		(509)	(1,145)	(6,211)	(5,623)
Net cash generated from operating activities		$76,158	$109,058	$143,944	$151,381

Cash flows from investing activities
Receivable from related party: amounts withdrawn	19	310,000	230,000	860,000	500,000
Expenditures on property, plant and equipment		(328,845)	(234,029)	(932,609)	(587,071)
Proceeds from sale and redemption of financial assets		-	984	-	1,047
Other investing cash flows		-	-	616	173
Cash used in investing activities		$(18,845)	$(3,045)	$(71,993)	$(85,851)

Cash flows from financing activities
Net proceeds from project finance facility		-	1,118	4,158	4,200
Payment of project finance fees		-	(384)	(192)	(2,294)
Cash generated from financing activities		$-	$734	$3,966	$1,906

Effects of exchange rates on cash and cash equivalents		35	235	(78)	301
Net increase in cash and cash equivalents		$57,348	$106,982	$75,839	$67,737

Cash and cash equivalents - beginning of period		$1,463,274	$1,378,509	$1,444,783	$1,417,754
Cash and cash equivalents - end of period		1,520,622	1,485,491	1,520,622	1,485,491
Cash and cash equivalents as presented on the balance sheets		$1,520,622	$1,485,491	$1,520,622	$1,485,491

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	September 30, 2018	December 31, 2017

Current assets
Cash and cash equivalents	8	$1,520,622	$1,444,783
Inventories	9	245,458	274,142
Trade and other receivables		43,942	29,089
Prepaid expenses and other assets		33,893	49,552
Receivable from related party	10	1,067,500	1,367,586
		2,911,415	3,165,152

Non-current assets
Property, plant and equipment	11	8,404,514	7,346,972
Inventories	9	22,263	43,379
Deferred income tax assets	14	643,290	473,742
Receivable from related party and other financial assets	10	1,241,322	1,804,074
		10,311,389	9,668,167
Total assets		$13,222,804	$12,833,319

Current liabilities
Trade and other payables	12	$500,669	$435,869
Deferred revenue		63,037	67,598
		563,706	503,467

Non-current liabilities
Borrowings and other financial liabilities	13	4,174,489	4,159,119
Deferred income tax liabilities	14	41,100	25,788
Decommissioning obligations	15	128,363	125,721
		4,343,952	4,310,628
Total liabilities		$4,907,658	$4,814,095

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,129	1,558,102
Accumulated other comprehensive income		310	3,719
Deficit		(3,771,352)	(4,081,508)
Equity attributable to owners of Turquoise Hill		9,219,209	8,912,435
Attributable to non-controlling interest	16	(904,063)	(893,211)
Total equity		$8,315,146	$8,019,224

Total liabilities and equity		$13,222,804	$12,833,319

Commitments and contingencies (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on November 1, 2018 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Nine Months Ended September 30, 2018	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the period	-	-	-	310,156	310,156	(10,852)	299,304
Other comprehensive loss for the period	-	-	(3,409)	-	(3,409)	-	(3,409)
Employee share plans	-	27	-	-	27	-	27
Closing balance	$11,432,122	$1,558,129	$310	$(3,771,352)	$9,219,209	$(904,063)	$8,315,146

Nine Months Ended September 30, 2017	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

Income for the period	-	-	-	130,159	130,159	(53,156)	77,003
Other comprehensive income for the period	-	-	1,783	-	1,783	-	1,783
Employee share plans	-	84	-	-	84	-	84
Closing balance	$11,432,122	$1,557,997	$1,381	$(4,132,596)	$8,858,904	$(876,048)	$7,982,856

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on November 1, 2018. Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at September 30, 2018.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS, and in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2018 which include the impact of adoption and the accounting policies applied with regards to IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers.

(b)	Changes in accounting policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of IFRS 9 and IFRS 15, both of which were effective and have been applied from January 1, 2018.

(c)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2018, and have not been applied in preparing these condensed interim consolidated financial statements. The following standard may have an effect on future consolidated financial statements of the Company:

(i)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated balance sheet with the exception of short term (under 12 months) and low

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations not yet adopted (continued)

value leases, and to define how right to use assets and related lease liabilities are measured. Under the new standard, a lessee is in essence required to:

a)

Recognize all lease assets and liabilities (including those currently classed as operating leases) on the balance sheet, initially measured at the present value of the lease payments not paid at that date;

b)	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and

c)

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

The Company continues to evaluate the impact of IFRS 16. Generally, it is expected that under IFRS 16, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use. This will include those classified as operating leases under the existing standard. Information on the undiscounted amount of the Company’s operating lease commitments at September 30, 2018 under IAS 17, the current lease standard, is disclosed within Note 20. In addition to the increase in assets and liabilities, the Company expects an increase in depreciation and accretion expenses and also an increase in cash generated from operating activities due to the removal of operating lease payments. Cash outflows from financing activities are expected to increase as finance lease principal payments will be treated as financing cash flows.

To date, work has focussed on the identification of the provisions of the standard that will mostly impact the Company, a detailed review of contracts and financial reporting impacts and embedding the new lease management software system. The Company intends to apply the modified retrospective approach and will not restate comparative amounts for the year prior to first adoption.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended September 30, 2018

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$246,536	$-	$246,536

Cost of sales	(181,027)	-	(181,027)

Gross margin	65,509	-	65,509

Operating expenses	(75,291)	12,701	(62,590)

Corporate administration expenses	-	(5,818)	(5,818)

Other income (expenses)	4,522	(94)	4,428

Income (loss) before finance items and taxes	(5,260)	6,789	1,529

Finance items

Finance income	10,996	27,648	38,644

Finance costs	(98,191)	88,682	(9,509)

Income (loss) from operations before taxes	$(92,455)	$123,119	$30,664

Income and other taxes	(19,354)	3,844	(15,510)
Income (loss) for the period	$(111,809)	$126,963	$15,154

Depreciation and depletion	45,406	-	45,406

Capital additions	393,467	-	393,467

Total assets	9,376,386	3,846,418	13,222,804

(a)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended September 30, 2018, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $50.0 million, $30.6 million and $25.2 million (September 30, 2017 - $57.4 million, $46.3 million, $40.8 million and $33.9 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended September 30, 2017

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$246,944	$-	$246,944

Cost of sales	(197,774)	-	(197,774)

Gross margin	49,170	-	49,170

Operating expenses	(83,413)	8,948	(74,465)

Corporate administration expenses	-	(4,099)	(4,099)

Other income (expenses)	4,995	(982)	4,013

Income (loss) before finance items and taxes	(29,248)	3,867	(25,381)

Finance items

Finance income	15,093	23,981	39,074

Finance costs	(95,391)	58,319	(37,072)

Income (loss) from operations before taxes	$(109,546)	$86,167	$(23,379)

Income and other taxes	57,596	13,465	71,061
Income (loss) for the period	$(51,950)	$99,632	$47,682

Depreciation and depletion	78,152	-	78,152

Capital additions	302,780	-	302,780

Total assets	7,812,188	4,925,490	12,737,678

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Nine Months Ended September 30, 2018

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$833,871	$-	$833,871

Cost of sales	(589,518)	-	(589,518)

Gross margin	244,353	-	244,353

Operating expenses	(185,790)	36,836	(148,954)

Corporate administration expenses	-	(18,083)	(18,083)

Other income (expenses)	4,872	(110)	4,762

Income before finance items and taxes	63,435	18,643	82,078

Finance items

Finance income	37,519	81,415	118,934

Finance costs	(290,372)	240,061	(50,311)

Income (loss) from operations before taxes	$(189,418)	$340,119	$150,701

Income and other taxes	157,500	(8,897)	148,603
Income (loss) for the period	$(31,918)	$331,222	$299,304

Depreciation and depletion	166,360	-	166,360

Capital additions	1,198,235	-	1,198,235

Total assets	9,376,386	3,846,418	13,222,804

(b)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the nine months ended September 30, 2018, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $137.7 million, $96.3 million and $92.2 million (September 30, 2017 - $171.9 million, $143.4 million, $116.4 million and $75.0 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Nine Months Ended September 30, 2017

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$688,078	$-	$688,078

Cost of sales	(581,010)	-	(581,010)

Gross margin	107,068	-	107,068

Operating expenses	(176,151)	25,391	(150,760)

Corporate administration expenses	-	(14,253)	(14,253)

Other income	4,369	958	5,327

Income (loss) before finance items and taxes	(64,714)	12,096	(52,618)

Finance items

Finance income	50,066	68,392	118,458

Finance costs	(279,656)	157,581	(122,075)

Income (loss) from operations before taxes	$(294,304)	$238,069	$(56,235)

Income and other taxes	137,963	(4,725)	133,238
Income (loss) for the period	$(156,341)	$233,344	$77,003

Depreciation and depletion	233,277	32	233,309

Capital additions	822,218	-	822,218

Total assets	7,812,188	4,925,490	12,737,678

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended September 30, 2018			Nine Months Ended September 30, 2018
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:
Copper	$193,611	$(13,245)	$180,366	$682,653	$(26,506)	$656,147
Gold	63,985	(679)	63,306	167,033	609	167,642
Silver	2,886	(22)	2,864	9,977	105	10,082
	$260,482	$(13,946)	$246,536	$859,663	$(25,792)	$833,871

	Three Months Ended September 30, 2017			Nine Months Ended September 30, 2017
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:
Copper	$196,486	$12,716	$209,202	$559,835	$19,640	$579,475
Gold	33,439	763	34,202	96,459	1,869	98,328
Silver	3,458	82	3,540	10,050	225	10,275
	$233,383	$13,561	$246,944	$666,344	$21,734	$688,078

(a) Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Production and delivery	$135,852	$123,386	$424,647	$361,786
Depreciation and depletion	45,175	77,355	164,871	230,653
Reversal of provision against carrying value of inventories (Note 9)	-	(2,967)	-	(11,429)
	$181,027	$197,774	$589,518	$581,010

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

6.	Operating expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Oyu Tolgoi administration expenses	$33,254	$28,650	$74,346	$82,127
Royalty expenses	15,504	14,532	50,678	41,428
Inventory write downs (a)	7,701	25,040	2,400	4,978
Selling expenses	5,900	5,446	20,185	16,701
Depreciation	231	797	1,489	2,656
Other	-	-	(144)	2,870
	$62,590	$74,465	$148,954	$150,760

(a)	Inventory write downs include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance Items

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Finance income:
Interest income (a)	$38,644	$39,074	$118,934	$118,458
	$38,644	$39,074	$118,934	$118,458

Finance costs:
Interest expense and similar charges	$(99,523)	$(88,433)	$(281,808)	$(259,956)
Amounts capitalized to property, plant and equipment (b)	91,258	52,699	235,303	141,520
Accretion of decommissioning obligations (Note 15)	(1,244)	(1,338)	(3,806)	(3,639)
	$(9,509)	$(37,072)	$(50,311)	$(122,075)

(a)

Finance income on the related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 19).

(b)	The majority of the costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.1%.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

8.	Cash and cash equivalents

	September 30, 2018	December 31, 2017

Cash at bank and on hand	$81,253	$95,822
Money market funds and other cash equivalents (a)	1,439,369	1,348,961
	$1,520,622	$1,444,783

(a)	At September 30, 2018, short-term liquid investments of $741.7 million (December 31, 2017 - $741.7 million) have been placed with Rio Tinto (refer to Note 19).

9.	Inventories

	September 30, 2018	December 31, 2017

Current
Concentrate	$70,278	$92,882
Ore stockpiles	67,102	65,556
Provision against carrying value of ore stockpiles	(3,305)	(10,129)
Materials and supplies	185,509	193,902
Provision against carrying value of materials and supplies	(74,126)	(68,069)
	$245,458	$274,142
Non-current
Ore stockpiles	$29,206	$51,144
Provision against carrying value of ore stockpiles	(6,943)	(7,765)
	$22,263	$43,379

During the three and nine months ended September 30, 2018, $181.0 million (2017 - $197.8 million) and $589.5 million (2017 - $581.0 million) of inventory was charged to cost of sales (Note 5).

During the three and nine months ended September 30, 2018, net write down charges of $7.7 million (2017 - $22.1 million) and $2.4 million (2017 – net reversals of $6.5 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the three and nine months ended September 30, 2018, inventory on which there was a provision against carrying value of nil (2017 - $15.9 million) and $4.0 million (2017 - $49.3 million) was sold and recognized in cost of sales for the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

10.	Receivable from related party and other non-current financial assets

	September 30, 2018	December 31, 2017

Current assets:
Receivable from related party (Note 19)	$1,067,500	$1,367,586
	$1,067,500	$1,367,586

	September 30, 2018	December 31, 2017

Receivable from related party and other non-current financial assets:
Receivable from related party (Note 19)	$1,228,784	$1,788,698
Marketable securities	5,032	8,441
Other	7,506	6,935
	$1,241,322	$1,804,074

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Property, plant and equipment

	Oyu Tolgoi
Nine Months Ended September 30, 2018	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2018	$834,310	$3,197,491	$3,315,171	$-	$7,346,972
Additions	16,851	-	946,081	-	962,932
Interest capitalized (Note 7)	-	-	235,303	-	235,303
Depreciation for the period	(38,239)	(101,975)	-	-	(140,214)
Disposals and write offs	-	(479)	-	-	(479)
Transfers and other movements	-	33,195	(33,195)	-	-
September 30, 2018	$812,922	$3,128,232	$4,463,360	$-	$8,404,514

Cost	1,242,960	4,573,397	4,463,360	1,152	10,280,869
Accumulated depreciation / impairment	(430,038)	(1,445,165)	-	(1,152)	(1,876,355)
September 30, 2018	$812,922	$3,128,232	$4,463,360	$-	$8,404,514

	Oyu Tolgoi
Nine Months Ended September 30, 2017	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2017	$854,089	$3,394,948	$2,167,962	$32	$6,417,031
Additions	44,760	-	635,938	-	680,698
Interest capitalized (Note 7)	-	-	141,520	-	141,520
Depreciation for the period	(39,761)	(185,128)	-	(32)	(224,921)
Disposals and write offs	-	(2,785)	-	-	(2,785)
Transfers and other movements	-	23,389	(23,389)	-	-
September 30, 2017	$859,088	$3,230,424	$2,922,031	$-	$7,011,543

Cost	1,223,599	4,506,881	2,922,031	1,152	8,653,663
Accumulated depreciation / impairment	(364,511)	(1,276,457)	-	(1,152)	(1,642,120)
September 30, 2017	$859,088	$3,230,424	$2,922,031	$-	$7,011,543

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Trade and other payables

	September 30, 2018	December 31, 2017

Trade payables and accrued liabilities	$386,050	$360,697
Interest payable on long-term borrowings	70,948	10,161
Payable to related parties (Note 19)	42,668	52,308
Other	1,003	12,703
	$500,669	$435,869
13. Borrowings and other financial liabilities
	September 30, 2018	December 31, 2017

Project finance facility (a)	$4,162,314	$4,146,601
Finance lease payable	12,175	12,518
	$4,174,489	$4,159,119

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At September 30, 2018, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	September 30, 2018			Annual interest rate
Facility	Carrying Value (i)	Fair Value	Term	Pre-completion	Post-completion

International Financial
Institutions - A Loan	$766,275	$918,254	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	870,836	969,923	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	261,581	288,755	13 years	2.3%	2.3%

MIGA Insured Loan	675,522	750,348	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,588,100	1,708,354	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate
	$4,162,314	$4,635,634

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

13.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value on the relevant draw down dates, with aggregate initial fair value being $4,336.8 million before transaction costs. At September 30, 2018, these borrowings are stated net of $174.5 million amortized transaction costs.

14.	Deferred income taxes

	September 30, 2018	December 31, 2017

Deferred tax assets
Non-capital losses	$329,770	$349,956
Other temporary differences including accrued interest	313,520	123,786
	$643,290	$473,742

Deferred tax liabilities
Withholding tax	(41,100)	(25,788)
	$(41,100)	$(25,788)

15.	Decommissioning obligations

	Nine Months Ended September 30,
	2018	2017

Opening carrying amount	$125,721	$118,903
Changes in estimates and new estimated cash flows	(1,164)	163
Accretion of present value discount	3,806	3,639
	$128,363	$122,705

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $268.4 million (December 31, 2017 - $266.5 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2017 - 2.0%).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Non-controlling interest

	Non-controlling Interest:
	Oyu Tolgoi (a)

	Nine Months Ended September 30,

	2018	2017

Balance, January 1	$(893,211)	$(822,892)

Non-controlling interest’s share of loss	(10,852)	(53,156)

Common share investments funded on behalf of non-controlling interest (a)	120,700	51,000

Funded amounts repayable to the Company (a)	(120,700)	(51,000)

Balance, September 30	$(904,063)	$(876,048)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at September 30, 2018, the cumulative amount of such funding was $967.0 million (December 31, 2017 - $846.3 million). Accrued interest of $473.0 million (December 31, 2017 - $387.7 million) relating to this funding, has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Income for the period	$15,154	$47,682	$299,304	$77,003

Adjustments for:
Depreciation and amortization	45,406	78,152	166,360	233,309
Finance items:
Interest income	(38,644)	(39,074)	(118,934)	(118,458)
Interest and accretion expense	9,509	37,072	50,311	122,075
Realized and unrealized gains on financial instruments	-	(257)	-	(6,682)
Unrealized foreign exchange losses (gains)	(35)	(235)	78	(301)
Inventory write downs (reversals)	7,701	22,073	2,400	(6,451)
Write down of carrying value of property, plant and equipment	-	-	-	2,612
Income and other taxes	15,510	(71,061)	(148,603)	(133,238)
Other items	(423)	895	10	622

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	2,106	16,579	16,927	30,144
Trade, other receivables and prepaid expenses	5,781	(1,253)	(17,479)	6,909
(Decrease) increase in:
Trade and other payables	(6,640)	(9,417)	(28,938)	9,905
Deferred revenue	(2,877)	13,559	(4,561)	17,210
Cash generated from operating activities before interest and tax	$52,548	$94,715	$216,875	$234,659

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$(28,615)	$9,916	$24,037	$75,021

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Earnings per share

The basic earnings per share is computed by dividing the net income attributable to owners of Turquoise Hill by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. As at September 30, 2018, the number of potentially dilutive shares excluded from the earnings per share calculation due to anti-dilution is nil (September 30, 2017 - 401,771). As of January 29, 2018, there were no longer any outstanding options in the Company’s Equity Incentive Plan. As a result, the Turquoise Hill Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

19.	Related parties

As at September 30, 2018, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2017: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	Three Months Ended September 30,		Nine Months Ended September 30,
Statements of Income	2018	2017	2018	2017

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$133	$112	$278	$984
Management services payment (i)	(8,034)	(6,508)	(22,020)	(19,206)
Cost recoveries - Rio Tinto (ii)	(7,317)	(8,150)	(26,945)	(23,836)

Finance income:
Cash and cash equivalents (iii)	5,383	3,489	14,407	9,563
Receivable from Rio Tinto (iv)	29,233	33,477	94,164	102,192

Finance costs:
Completion support fee (v)	(27,105)	(27,051)	(81,267)	(81,099)
	$(7,707)	$(4,631)	$(21,383)	$(11,402)

	Three Months Ended September 30,		Nine Months Ended September 30,
Statements of Cash Flows	2018	2017	2018	2017

Cash generated from operating activities
Interest received (iii, iv)	$21,171	$14,048	$53,802	$37,420
Interest paid (v)	-	-	(11,918)	(12,646)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	310,000	230,000	860,000	500,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(17,349)	(12,794)	(53,221)	(32,264)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Related parties (continued)

	September 30,	December 31,
Balance Sheets	2018	2017

Cash and cash equivalents (iii)	$741,711	$741,711
Trade and other receivables	16,604	12,819
Prepaid expenses and other assets	17,143	35,736
Receivable from related party and other non-current financial assets (iv) (Note 10)	2,296,284	3,156,284
Trade and other payables (Note 12)
Management services payment - Rio Tinto (i)	(12,810)	(14,128)
Cost recoveries - Rio Tinto (ii)	(29,858)	(38,180)
	$3,029,074	$3,894,242

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At September 30, 2018, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 13), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At September 30, 2018, the resulting receivable from 9539549 Canada Inc. totalled $2,296.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

At September 30, 2018, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Related parties (continued)

(v)

As part of the project finance agreements (Note 13), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

20.	Commitments and contingencies

(a)	Capital commitments

At September 30, 2018, the Company had capital expenditure commitments at the balance sheet date of $51.5 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

(b)	Operating lease commitments

The following table presents the future aggregate minimum lease payments under non-cancellable operating leases as at September 30, 2018:

	September 30,	December 31,
	2018	2017

Less than one year	$14,777	$20,317
1 to 5 years	11,875	25,621
More than 5 years	2,393	3,125
	$29,045	$49,063

(c)	Other commitments

During 2017, Oyu Tolgoi signed a new power purchase agreement with the National Power Transmission Grid (“NPTG”) of Mongolia. The power purchase agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the previous IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

At September 30, 2018, the Company had power purchase commitments of $366.8 million. These commitments represent minimum non-cancellable obligations.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Commitments and contingencies (continued)

(d)

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015. In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

The Company is of the opinion that Oyu Tolgoi has now paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholders’ Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government of Mongolia under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and commenced a 60 working-day negotiation period. The parties were unable to reach a resolution during the 60 working-day period; however, the parties can continue discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

The Company accrues for such matters when both a liability is probable and the amount can be reasonably estimated. The Company believes that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law and in the opinion of the Company at September 30, 2018, a provision is not required for the amount of approximately $150 million disputed by the Company relating to the years 2013 through 2015 or any additional amounts related to the period January 1, 2016 to September 30, 2018. The amounts that could arise related to the period January 1, 2016 to September 30, 2018 would be material. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and possible international arbitration. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

21.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

21.	Financial instruments and fair value measurements (continued)

receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

	Fair Value at September 30, 2018
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$308,544	$308,544	$-	$-
Marketable securities (a)	5,032	5,032	-	-
Trade receivables (b)	17,009	-	17,009	-
	$330,585	$313,576	$17,009	$-

	Fair Value at December 31, 2017
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$272,928	$272,928	$-	$-
Marketable securities (a)	8,441	8,441	-	-
Trade receivables (b)	13,695	-	13,695	-
	$295,064	$281,369	$13,695	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.